November 12, 2007

Robert Babula

Staff Accountant

U.S. Securities and Exchange Commission

Washington, DC 20549-0404

Re:	W.W. Grainger, Inc.
Form 10-K for the Year Ended December 31, 2006
Filed February 27, 2007
File No. 1-05684

Dear Mr. Babula:

Per our conversation on November 9, 2007, this letter confirms our receipt by mail on the 9th of November of a comment letter signed by Michael Moran, Branch Chief Accountant. This letter also confirms an extension of the 10 business day deadline in Mr. Moran’s letter of November 6th by another 20 business days. Accordingly, we plan to respond no later than December 20, 2007.

If you have any questions, feel free to send them to the fax number I provided during our telephone conversation on the 9th or call me directly at 847-535-0978.

Sincerely,

/s/ Ronald L. Jadin

Ronald L. Jadin

VP Finance & Controller

W.W. Grainger, Inc.